Exhibit 12

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2003

(Dollar amounts in millions)

(Unaudited)

Ratio of Earnings to Fixed Charges
Net earnings	$12.7
Provision for income taxes	(0.7)

Earnings before income taxes	12.0

Fixed charges:
Interest	—
Interest portion of net rentals	0.5

Total fixed charges	0.5

Less interest capitalized, net of amortization	—

Earnings before income taxes, plus fixed charges	$12.5

Ratio of earnings to fixed charges	25.0

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.

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